NOTE 1 -   ORGANIZATION

Haitong International Securities (USA) Inc. (the "Company") was a wholly owned subsidiary of Haitong International Holdings (UK) Ltd (the "Prior Parent"), a UK-based entity. On March 31, 2015, the Prior Parent, formerly known as Japaninvest Group PLC, was wholly acquired by Haitong International (BVI) Limited, a company within the Haitong Securities Group Limited group of companies. On January 6, 2017, the Company, was wholly acquired by Haitong International (BVI) Limited (the "Parent"), a company within the Haitong Securities Group Limited group of companies.

The Company is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets globally branded research on international companies listed on global stock exchanges to institutional investors primarily in the United States.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(i).

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

CONCENTRATIONS OF CREDIT RISK

Cash consists of deposits at two banks. Bank deposits at one bank are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2017, cash and certificate of deposit balances in excess of Federally insured funds amounted to $8,567,635. No losses have been incurred to date.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2017.

CERTIFICATE OF DEPOSIT

Certificate held for investment is included in the Statement of Financial Condition and has a maturity date of September 18, 2018. The certificate of deposit is held with one of the same banks as the cash balances.

REVENUE RECOGNITION

The Company earns commissions from globally branded research and other investment services it provides on international companies listed on global stock exchanges to its customers. Commissions earned are determined either by contractual agreed rates or by an assessment of the value of the research to the customer. All commissions are earned through commission sharing arrangements with other broker-dealers, who execute the transactions and then allocate to the Company a percentage of commissions generated, per the customers' instructions, on an annual or other periodic basis. Revenues are recorded once the Company has been notified of the amount they are being allocated. All such commission sharing arrangement revenue is then subject to the Group reallocation policy (see Note 2).

The Company recognizes 15a-6 commissions on chaperoning arrangements on a trade date basis. All 15a-6 commissions earned are then subject to the Group reallocation policy (see Note 2).

ALLOWANCE FOR BAD DEBTS

Receivables from brokers are recognized and carried at original value less an allowance for doubtful accounts. It is the policy of management of the Company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. No such allowances existed at December 31, 2017.

CUSTOMER CONCENTRATION

For the year ended December 31, 2017, revenues from two customers accounted for 27% of total revenues.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

The Company is a C-Corporation and is subject to Federal, state and local income taxes. The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that such tax rate changes are enacted.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2014.

STOCK-BASED COMPENSATION PLANS

Employees of the Company participate in certain share based plans of Haitong International Securities Group Limited. The Company determines the fair value of these options on the date of the grant. The Company accounts for such share based payments in accordance with ASC guidance to be recognized in the statement of operations on a straight-line basis over the requisite service period based on their grant date fair values, with a corresponding credit to additional paid-in capital. For options that vest based on performance criteria, the fair value on grant date is determined based on the management's assessment of the probability of achieving the criteria. If such criteria are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

Where the terms and conditions of the options are modified before they vest, the increase in the fair value of the options, measured as the difference between immediately before and after the modification, is charged to the statement of operations on a straight-line basis over the remaining vesting period. Similarly where existing options are cancelled and replaced by new options with different terms, the increase in the fair value of the options, measured as the difference

between the fair value of new options and the fair value of the existing options as of the date of their cancellation, is also charged to the income statement on a straight-line basis over the remaining vesting period of the new options.

SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the Statement of Financial Condition date and through the date of the report of the Independent Registered Public Accounting Firm to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements. The date of the report of the Independent Registered Public Accounting Firm is the date that the financial statements were available and issued.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS – NOT YET ADOPTED

Revenue from Contracts with Customers

In May 2014, FASB issued ASU 2014-09, (Topic 606), "Revenue from Contracts with Customers", which provides guidance for revenue recognition. The pronouncement requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. The Company began recognizing revenue under these standards on January1, 2018 under the accumulative effect adjusted method. The Company has determined that this will not materially impact their recognition of revenue or their financial reporting.

Leases

In February 2016, the FASB issued ASU 2016-02, (Topic 842), "Leases", which establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. For lessors, the new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor does not convey risks and rewards or control, then the lease would be classified as an operating lease. The new standard requires a modified retrospective approach to adoption. The Company is currently evaluating the impact Topic 842 will have on its financial statements.

NOTE 3 -   RECEIVABLES FROM BROKERS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment ("DVP") basis. Receivables from brokers represent amounts due from these firms.

NOTE 4 -   RELATED-PARTY TRANSACTIONS

Management recharges between the Company, its Parent and its affiliates located in the United Kingdom and Asia (the "Group") are governed by a Global Transfer Pricing Policy (the "Policy").

Under the terms of this Policy, commission income is reallocated among the Group entities on a customer by customer basis, based on where the service has been provided. During 2017, the Company's reallocated share was $1,054,500 in commission income.

Research and management overhead costs are reallocated in proportion to the revenues earned by each affiliate. During 2017, the Company incurred costs of $449,680 for research and management services provided.

The Company is required to pay a royalty fee to their London affiliate, Haitong International Securities (UK) Limited ("Ltd"), for the use of the Group's intellectual property, the calculation of which is based on a percentage of Company revenues. For 2017, the IP royalty fee was $132,949.

During 2017, the Company entered into a 15a-6 chaperoning arrangement with their Hong Kong affiliate, Hong Kong International Securities Company Limited ("HK"). Through this arrangement the Company earned $540,299 in commissions from 15a-6 transactions, and incurred $163,616 in related clearing fees, paid directly to HK.

During 2017, the Company had $19,494 in foreign currency transaction gains in relation to the reallocation of commission income with the Group, and the computations of the management recharge and IP royalty fees expensed to the Company.

On March 18, 2018, the Company entered into an Expense Sharing Agreement (the "Agreement") with affiliate, Haitong Securities USA LLC. Under the terms of the Agreement, the Company will reimburse Haitong Securities USA LLC for the Company's portion of personnel, occupancy, and communications expenses incurred by Haitong Securities USA LLC. The initial term of the Agreement is for one year, at which time it will automatically renew for successive one-year terms, unless terminated by either party.

NOTE 4 -   RELATED-PARTY TRANSACTIONS - continued

At December 31, 2017, the Company owed the following balances to its affiliates which are non-interest bearing and due on demand:

Haitong International Securities (UK) Limited	$1,696,275
Haitong International Japaninvest KK	876,847
Haitong International Securities (Singapore) Pte Ltd	42,217
Haitong International Securities Company Limited	235,244
Haitong International Securities (Australia) Pty Ltd	24,696
Haitong International Securities (India)	11,087
Total	$2,886,366

NOTE 5 -   REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's regulatory net capital was $5,279,072, which exceeded the required regulatory net capital by $5,029,072. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2017 was 0.67 to 1.

NOTE 6 -   INCOME TAXES

The provision for income taxes (benefit) for the year consists of the following:

Deferred tax expense (benefit) related to operating loss carry forwards	$ (1,039,575)
Less: Valuation allowance	1,039,575
Total provision for income taxes	$ --

The Company's deferred tax assets at December 31, 2017 before valuation allowance is $2,158,328 which is entirely due to net operating loss carry forwards for tax purposes. The deferred tax asset and associated valuation allowance increased by $1,039,575 for 2017. The Company maintains a 100% valuation allowance of $2,158,328 at December 31, 2017 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2017, the Company had available net operating losses of approximately $6,305,000, which expire beginning in 2026. Due to ownership changes described in Note 1, the amount of net operating losses available for use in any year may be limited.

There was no income tax provision recorded in 2017 due to the current net operating loss.

NOTE 7 -   LEASE COMMITMENT

The Company leases office space under an operating lease agreement expiring in 2020. Rent expense approximated $193,000 for the year ended December 31, 2017.

Future minimum lease payments under this lease as of December 31, 2017 are:

2018	$209,602
2019	215,894
2020	36,158
Total	$461,654

NOTE 8 -   SHARE-BASED PAYMENTS

Haitong International Holding (UK) Limited ("Prior Parent Company"), formerly Japaninvest Group plc, operated two equity-settled share option plans to incentivize employees.   Options have been issued since the formation of the prior Parent Company in 2003 and have exercise prices based on a multiple of the share price at grant date or at the nominal value. Options vest over a period of up to five years from grant subject to continual employment and have an expiry date of six to ten years from grant. During 2014, the prior Parent Company issued performance-based options. The shares were listed on the Mothers Market on The Tokyo Stock Exchange.

Effective March 31, 2015, the prior Parent Company based in UK was acquired by the current Parent Company based in Hong Kong. See summary of business and significant accounting policies. Under the acquisition agreement terms of options issued prior to that date were modified. Due to the modification of the terms certain performance options which were issued in 2014 are deemed to be deferred compensation arrangements with liability award treatment on the Parent Company's books. As the options would be settled by the affiliate of the Parent Company, on the Company's books these awards were recorded to additional paid-on capital. As the liability is fixed these options are not revalued and the change in value on date of modification is being recorded by the Company as non-cash compensation expense on a straight-line basis over the vesting period.

In 2016, the Parent Company issued performance awards in shares to the employees of the Company. These options vest over three-year period on a straight-line basis. The value of these awards is the market value of the shares of the Parent Company on the stock exchange. As the awards would be settled by the Parent Company, on

NOTE 8 -   SHARE BASED PAYMENTS – continued

the Company's books these awards are recorded to additional paid-capital. The expense related to these shares awards is being recorded on straight-line basis over the vesting period of the awards.

All options issued to employees in 2014 and earlier were either exercised or cancelled. No new options were issued in 2015. There were no outstanding options as of December 31, 2015. In 2016 a total of 73,412 shares were granted as performance awards. Of these, 1/3 or 24,470 shares vested during 2017. The weighted average grant-date fair value of these shares was $ 0.56 per share. No new options or shares were issued during 2017.

The Company recorded a non-cash stock compensation expense related to 2016 awards of $13,747 and a non-cash compensation expense related to the deferred compensation arrangement of $28,327 for a total credit to additional paid-in capital of $42,074.

Based on management's estimates of the probability of achieving the performance criteria to earn the amounts under the deferred compensation arrangements and the 2016 share awards, the total amount of expense is estimated to be approximately $161,000 of which approximately $124,000 has been recorded for services provided up to December 31, 2017.

NOTE 9 -   OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business. The clearing brokers have not extended credit to introduced customer accounts, and therefore, at December 31, 2017, there were no amounts to be indemnified to clearing brokers for customer accounts.